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                                                                    EXHIBIT 12.2

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The formula for the computation is as follows:

  Ratio of Earnings to Fixed Charges and Preferred Stock Dividends =
     (net income + income taxes + fixed charges)/(fixed charges + preferred stock dividends)

  Fixed Charges = (interest expense + amortization of deferred financing costs, and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor))

                    SUPPORTING DATA OF THE CALCULATION
                      (DOLLAR AMOUNTS IN THOUSANDS)

                                                                    PROFORMA
                                                                   SMITH'S FOR
                                                                   CALIFORNIA  PROFORMA
                          1991    1992    1993    1994     1995    DIVESTITURE COMBINED
                         ------- ------- ------- ------- --------  ----------- --------
Net income (loss)....... $45,097 $53,650 $45,820 $48,781 $(40,512)   $50,500   $  9,800
Add:
  Income taxes..........   28,300   34,400   34,300   31,300  (29,300)    33,900      9,300
  Fixed charges:
    Interest expense....   30,319   36,130   44,627   53,715   60,024     60,000    132,300
    Debt financing
     amortization.......      509      344      344      509      454        400      9,900
    1/3 Rental expense..    5,564    6,372    6,607   13,382   15,565      6,000      8,433
                         -------- -------- -------- -------- --------   --------   --------
    Total fixed charges.   36,392   42,846   51,578   67,606   76,043     66,400    150,633
                         -------- -------- -------- -------- --------   --------   --------
Earnings plus fixed
 charges................ $109,789 $130,896 $131,698 $147,687 $  6,231   $150,800   $169,733
                         ======== ======== ======== ======== ========   ========   ========
Preferred stock
 dividends..............                                                             16,800
Fixed charges plus
 preferred stock
 dividends.............. $ 36,392 $ 42,846 $ 51,578 $ 67,606 $ 76,043   $ 66,400   $167,433
                         ======== ======== ======== ======== ========   ========   ========
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends..............     3.02     3.06     2.55     2.18      --        2.27       1.01
                         ======== ======== ======== ======== ========   ========   ========